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                 November 16, 2021

       Tyler Loy
       Chief Financial Officer
       ONE Group Hospitality, Inc.
       1624 Market Street, Suite 311
       Denver, Colorado 80202

                                                        Re: ONE Group
Hospitality, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 10,
2021
                                                            File No. 333-260947

       Dear Mr. Loy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              James M. Kearney